Chefs’ Warehouse Holdings, LLC
100 East Ridge Road
Ridgefield, Connecticut 06877
June 8, 2011
Via EDGAR & Overnight Courier
Mr. H. Christopher Owings
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0303

Re:	Chefs’ Warehouse Holdings, LLC Registration Statement on Form S-1 Filed April 12, 2011 File No. 333-173445
Dear Mr. Owings:
     On behalf of Chefs’ Warehouse Holdings, LLC (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 10, 2011 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company has today filed Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (Registration No. 333-173445) (as amended, the “Registration Statement”) with the Commission via EDGAR. The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter.
FORM S-1
General
1.	Please revise throughout the prospectus to include all information that may not properly be excluded under Securities Act Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

RESPONSE: The Company will provide the requested information in a subsequent amendment to the Registration Statement after the anticipated price range within which it intends to offer shares of its common stock in the offering has been determined.

2.	Please file or submit all of your exhibits with your next amendment, or as soon as possible. Please allow us sufficient time to review such exhibits prior to requesting acceleration of the effectiveness of the registration statement.

RESPONSE: The Company has filed a significant number of exhibits with Amendment No. 1. The Company intends to file substantially all of its remaining exhibits with its next amendment to the Registration Statement.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the offering.

RESPONSE: The Company will arrange to have FINRA call the Staff or provide the Staff with a letter, prior to the effectiveness of the Registration Statement, indicating that FINRA has cleared the offering.

4.	We note the statement in the Explanatory Note, “Prospectus Summary — Reorganization Transaction” and “Certain Relationships and Related-Party Transactions - Reorganization Transaction” that Chefs’ Warehouse Holdings, LLC will be converted into Chefs’ Warehouse, Inc. prior to the effectiveness of the registration statement. However, in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Reorganization” and “Description of Our Capital Stock—Our Reorganization,” you state that the conversion will occur prior to the consummation of the offering. Please revise throughout the registration statement to consistently disclose the timing of the reorganization transaction.

RESPONSE: The disclosure on pages 1, 4, 8, 10, 11, 33, 34, 35, 63, 68, 80 and 81 of the prospectus has been revised in accordance with the Staff’s comment to reflect that the reorganization transaction will occur prior to the effectiveness of the Registration Statement.
Outside Front Cover Page of Prospectus
5.	Please disclose in the first paragraph any affiliation between you and the selling stockholders.

RESPONSE: The disclosure on the outside front cover page of the prospectus has been revised in accordance with the Staff’s comment.
Inside Front Cover Page of Prospectus
6.	Please provide a copy of any inside cover graphics that you intend to include in the prospectus.

RESPONSE: The Company will provide the Staff with a copy of any inside cover graphics that it intends to include in the prospectus when those graphics are available.

7.	Investors may also rely on information contained in a free writing prospectus issued by you. Accordingly, please revise the first two sentences of the paragraph following the table of contents.

RESPONSE: The disclosure on the inside front cover page of the prospectus has been revised in accordance with the Staff’s comment.

Prospectus Summary, page 1
8.	Please disclose, in this section and in “Our Business,” whether your competitive assertions listed below are based on independent analysis or your management’s reasonable belief. If an assertion is based on independent analysis, then please disclose the source of such analysis. If an assertion is based on your management’s reasonable belief, then please disclose your basis for such belief. With respect to the assertion listed in the second bullet below, please disclose the specific metric by which you describe yourself as “the largest.”
•	You have a superior selection of distinctive and hard-to-find specialty food products; superior product knowledge; and superior customer service, compared to other foodservice distributors.

RESPONSE: The disclosure on pages 1 and 47 of the prospectus has been revised to eliminate the use of the term “superior” in describing our selection of distinctive and hard-to-find specialty food products, product knowledge, and customer service.

•	You are the largest distributor of specialty food products in the New York, Washington, D.C., San Francisco and Los Angeles culinary markets.

RESPONSE: The disclosure on pages 2 and 48 of the prospectus has been revised in accordance with the Staff’s comment. The Company supplementally informs the Staff that the Company’s management reasonably believes that the Company is the largest distributor of specialty food products in the New York, Washington, D.C., San Francisco and Los Angeles culinary markets measured by net sales. This belief is based on management’s industry experience, conversations and dealings with customers and suppliers, and information learned by management’s attendance at industry and trade shows.

•	You are the primary distributor of specialty food products to the majority of your customers.

RESPONSE: The disclosure on pages 3 and 50 of the prospectus has been revised in accordance with the Staff’s comment. The Company supplementally informs the Staff that the Company’s management reasonably believes that the Company is the primary distributor of specialty food products to the majority of its customers based on management’s industry experience, including management’s knowledge of the types and amounts of products that the Company’s customers require to operate their businesses, and management’s relationships and dealings with the Company’s customers.

9.	Refer to your statement, “Since 2008, we have achieved net revenue, earnings before interest, taxes, depreciation and amortization, or EBITDA, and net income compound annual growth rates, or CAGRs, of 8.3%, 50.4% and 168.9%, respectively, as of December 24, 2010.” Please also disclose the dollar changes in such measurements for the fiscal 2009 and 2010 reporting periods. Lastly, please provide a cross reference to your non-GAAP EBITDA disclosures presented on pages 9 and 10 of the prospectus.

RESPONSE: The disclosure on pages 1 and 47 of the prospectus has been revised in accordance with the Staff’s comment.
Summary Consolidated Financial Data, page 7
10.	We note your inclusion of “Pro Forma, As Adjusted Data” on page 7 and “Pro Forma as Adjusted net income available to common stockholders” reconciliation on page 9. Please revise to disclose, on page 7, that the Pro Forma information was prepared in accordance with Article 11 of Regulation S-X.

RESPONSE: The disclosure on page 8 of the prospectus has been revised in accordance with the Staff’s comment.

11.	Please provide full pro forma financial statements prepared in accordance with Article 11 of Regulation S-X, which separately present the pro forma impact of the redemption of Class A units, the Corporate Reorganization next, then the sale of your common shares in your initial public offering, and the repayment of long term debt and the procurement of new senior secured credit facility so that readers can understand the impact of each of these transactions on your capitalization and results of operations, or advise us why pro forma financial statements are unnecessary.

RESPONSE: The requested pro forma financial statements have been included in the Registration Statement beginning on page F-21. The pro forma effect for the offering, the reorganization transaction, the repayment of long term debt and the procurement of the new senior secured credit facilities is not currently determinable, but will be included in the pro forma financial statements following the establishment of a price range within which the Company intends to offer its shares of common stock in the offering. Because the redemption of the Class A units happened in the previous year, it is thus reflected in the Company’s historical balance sheet as of March 25, 2011, and the pro forma effect of the offering, the reorganization transaction, the repayment of long term debt and the procurement of the new senior secured credit facilities will be reflected in the “As Adjusted” column of the Capitalization Table, the Company is not presenting a pro forma balance sheet as of March 25, 2011. Similarly, because the impact of the redemption of the Class A units is reflected in the Company’s unaudited statement of operations for the three months ended March 25, 2011, the Company is presenting a pro forma statement of operations for the three months ended March 25, 2011 giving effect only to the offering, reorganization transaction, repayment of long term debt and procurement of the new senior secured credit facility, which information is not currently determinable, but will be included following establishment of the price range within which the Company intends to offer its shares of common stock in the offering.

12.	We note the $68.3 million redemption of your Class A units on October 22, 2010. Please explain to us, and clarify in your footnote disclosures here and elsewhere in the prospectus, the terms of Class A units including their redemption feature(s). Please also indicate why the redemption amount significantly exceeded the $45.8 million carrying amount upon redemption and why the excess was accounted for as a dividend and whether earnings available for common shareholders was also reduced. Please also tell us, and disclose, if the pro forma earnings per share data has given effect to the number of shares whose proceeds would be necessary to pay the excess distribution to the extent that it exceeds the current year earnings. Also, provide a cross reference to footnote 2 on page F-8 where you disclose the effect on your pro forma net income available to common shares.

RESPONSE: The Company supplementally informs the Staff that the redemption price for the Class A units was calculated in accordance with the terms of the Company’s amended and restated limited liability company agreement then in effect, and was based on a total valuation for the Company based on an agreed upon multiple of projected EBITDA less total indebtedness, with the Class A unit holders being first allocated $45.8 million on account of the carrying value of the Class A units plus dividends accreted thereon at 12%, and then being allocated $22.4 million as a deemed dividend on account of their pro rata share of the remaining value. This $22.4 million was accounted for as a dividend as it was only available to the Class A unit holders, and thus the Company believes it is appropriate to exclude this distribution from earnings available to the other members. As the Class A units have been redeemed in full, the Company does not believe that the other terms of the units are material to an investor in the offering and respectfully requests that the Company not be required to summarize those terms in the prospectus. The Company has revised page 42 of the prospectus to disclose how the redemption price for the Class A units was determined.

13.	Please show us and disclose how you calculated pro forma earnings per share on “as adjusted” and on “pro forma as adjusted” basis.

RESPONSE: The Company will provide the requested information on pages F-21 through F-24 and a cross reference thereto on page 8 after the anticipated price range within which it intends to offer shares of its common stock in the offering has been determined.

14.	Refer to your pro forma adjustment 2 disclosure on page 8. Please note that pro forma income statement adjustments must be factually supportable and have a continuing impact to be included in your pro forma results. Please tell us why you believe your planned refinancing transaction, as disclosed on page 4, is factually supportable at this time, and should be included in your pro forma results, or revise.

RESPONSE: The Company believes that its planned refinancing transaction, which it intends to consummate simultaneously with the consummation of this offering, is factually supportable based on the fact that the Company plans to enter into a commitment letter and term sheet with respect to the transaction (the “Commitment Letter”) prior to the distribution of a preliminary prospectus with respect to this offering, with the expectation that definitive documentation with respect to its new senior secured credit facilities will be executed simultaneously with the consummation of this offering.

15.	Please ensure the number of shares in your pro forma diluted weighted average common shares outstanding calculation include shares that were previously excluded because of their anti-dilutive effect. In this regard, we note the elimination of the dividends on your Class A units will reverse the net losses for your fiscal years ended December 24, 2010, and December 26, 2008 in your pro forma financial statements.

RESPONSE: The Company will ensure that the number of shares in the pro forma diluted weighted average common shares outstanding calculation will include those shares that were previously excluded because of their anti-dilutive effect.

16.	Please provide a more comprehensive discussion regarding the exchange ratio of units into common stock and how it was determined and clarify in the disclosures if and how the exchange ratio will vary based on the offering price.

RESPONSE: The Company will provide the requested disclosure in a subsequent amendment to the Registration Statement after the anticipated price range within which the Company intends to offer shares of its common stock in the offering has been determined.
Risk Factors, page 11

Risks Relating to Our Business and Industry, page 11
Our substantial indebtedness may limit our ability to invest in the ongoing needs of our business, page 16
17.	If you enter into your new senior secured credit facilities prior to the effectiveness of the registration statement, then please update this risk factor to disclose the specific amount of additional indebtedness that may be incurred pursuant to the new senior secured credit facilities.

RESPONSE: The Company anticipates that it will enter into its new senior secured credit facilities simultaneously with its consummation of the offering. The Company plans to enter into the Commitment Letter with respect to its new senior secured credit facilities prior to the distribution of a preliminary prospectus with respect to this offering. The disclosure on pages 17 and 18 of the prospectus has been revised in accordance with the Staff’s comment and reflects the proposed terms of the new senior secured credit facilities as the Company expects those terms to be set forth in the Commitment Letter.
Risks Relating to this Offering, page 21
18.	Please add a risk factor to explain the risks associated with your qualification for, and potential reliance on, the “controlled company” exemption offered by the NASDAQ Listing Rules.

RESPONSE: The Company supplementally informs the Staff that the Company no longer intends to avail itself of the “controlled company” exemption offered by the NASDAQ Listing Rules. Accordingly, the Company has eliminated all references to the “controlled company” exemption in the Registration Statement.
Use of Proceeds, page 27
19.	Please disclose in the third paragraph the dollar amount of the Class A units redeemed in October 2010.

RESPONSE: The disclosure on page 28 of the prospectus has been revised in accordance with the Staff’s comment.

20.	Because you are using proceeds to redeem all of your outstanding senior subordinated notes due 2014, and you incurred this debt within one year, please describe the use of proceeds from the notes. See Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: The disclosure on page 28 of the prospectus has been revised in accordance with the Staff’s comment. The Company supplementally informs the Staff that the proceeds from the Company’s outstanding senior subordinated notes due 2014 were used, together with the borrowings under the Company’s senior secured credit facilities, to redeem, in October of 2010, all of the Company’s outstanding Class A units.

21.	Please disclose in the first bullet point following the third paragraph the amount of the call premium, which you disclose in “Description of our Indebtedness—Senior Subordinated Notes” to be approximately $0.8 million.

RESPONSE: The disclosure on page 28 of the prospectus has been revised in accordance with the Staff’s comment.

22.	Please clarify whether you intend to use net proceeds to repay all of your outstanding loans under the senior secured credit facilities, assuming a sufficient amount of net proceeds, or, even if you receive a sufficient amount of net proceeds, you intend to repay only a portion of outstanding loans under the senior secured credit facilities and intend to use the remainder for general corporate purposes. Please note that if you have no current specific plan for a significant amount of the proceeds, you should state so in this section and discuss the principal reasons for the offering. See Item 504 of Regulation S-K.

RESPONSE: The disclosure on pages 6, 7, 28 and 84 of the prospectus has been revised in accordance with the Staff’s comment to reflect that the Company intends to use the net proceeds of the offering, together with borrowings under the Company’s new senior secured credit facilities, which will be entered into simultaneously with the consummation of the offering, to redeem or repurchase all of the Company’s outstanding senior subordinated notes due 2014 and to repay all of the Company’s loans outstanding under the Company’s existing senior secured credit facilities.
Dividend Policy, page 28
23.	If any portion of your existing senior secured credit facilities will remain outstanding after the consummation of the offering, then please disclose any restrictions on declaration and payment of dividends imposed by the existing senior secured credit facilities. See Item 201(c)(1) of Regulation S-K.

RESPONSE: The Company supplementally informs the Staff that the Company does not expect that any of its existing senior secured credit facilities will remain outstanding after the consummation of the offering.
Selected Consolidated Financial Data, page 32
24.	Please tell us and disclose what is netted against revenues here and in Statement of Operations on page F-4. Further, please tell us and disclose the nature of the gain on settlement of $1,100 for your fiscal year ended December 28, 2007.

RESPONSE: As described in footnote 4 to the Company’s financial statements included in the prospectus, customer discounts and customer rebates are treated as a reduction of sales at the time the sale is recognized.

The gain on settlement is the result of the Company settling a dispute with the former owner of a company that the Company had previously acquired. The settlement reduced the acquisition purchase price and corresponding note payable to that company. Since the goodwill associated with this acquisition had been written off at the time of the settlement, the settlement was recorded as a non-operating item within the Company’s statement of operations.

25.	Please disclose cash dividend declared per common unit for all periods presented. See Item 301 of Regulation S-K.

RESPONSE: The Company supplementally informs the Staff that the Company has not declared or issued any dividends over the past five years. The amount paid by the Company to redeem its outstanding Class A units over the principal and accreted interest was deemed a dividend under generally accepted accounting principles because this amount was only available to the holders of the Class A units. The amount of the deemed dividend was $22.4 million.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
26.	Please discuss any known trends, demands, commitments, events or uncertainties that are reasonably likely to have a material impact on your liquidity, capital resources or results of operations or that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. For example, we note your disclosure in “Risk Factors” on page 12 that volatile food costs have a direct impact on your profitability. Please discuss any known trends regarding food cost price movements or the other factors that you reasonably expect will have a material impact on your profits. See Item 303(a)(1)-(3) of Regulation S-K, Instruction 3 to Item 303(a) of Regulation S-K, Section III.B of Release No. 33-6835 (May 18, 1989), Section II.A.1 of Release No. 33-8056 (January 22, 2002) and Section III.B of Release No. 33-8350 (December 19, 2003).

RESPONSE: The disclosure on pages 36 and 39 of the prospectus has been revised in accordance with the Staff’s comment.
Critical Accounting Policies, page 36
Inventory valuation, page 36
27.	We note you maintain reserves for slow-moving and obsolete inventories. In this regard, please tell us and disclose a roll-forward schedule of your inventory reserve amounts, to the extent material, for all periods presented, in a footnote or in a supplemental Schedule II in accordance with Rule 5-04 of Regulation S-X.

RESPONSE: The Company’s inventory reserve balance as of December 24, 2010, December 25, 2009, December 26, 2008, March 25, 2011 and March 26, 2010 was approximately $570,000, $525,000, $575,000, $573,000 and $506,000, respectively. These amounts represented approximately 3.5%, 3.4%, 3.5%, 3.2% and 3.0% of the Company’s total inventory levels at those dates, respectively. The Company does not believe that these inventory reserve amounts, or the movement in these amounts between periods, are material.
Valuation of Goodwill and Intangible Assets, page 36
28.	We note that goodwill represents approximately 14% of your assets as of December 24, 2010. In light of the significance of your goodwill balance, we expect a more robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each of your reporting unit:
•	Percentage by which fair value exceeded carrying value as of the most recent step-one test.

•	Description of key assumptions that drive fair value.

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.
Otherwise, please disclose in your critical accounting policies that your reporting unit is not at risk of failing step one of the goodwill impairment test.

RESPONSE: For the reasons stated below in response to comment #29, the Company evaluates its goodwill on an aggregated basis. The Company’s most recent impairment test resulted in the fair value exceeding the carrying value by approximately $184 million. The Company tests its goodwill using a discounted cash flow model, in which the key assumptions that drive the fair value are the projections of future earnings and cash flow. Any material adverse change in the Company’s business or operations could have a negative effect on its valuation and thus cause an impairment of its goodwill.

The Company has revised the prospectus by expanding the disclosure in the footnotes to the financial statements to include a discussion of these points, and has disclosed in the footnotes to the financial statements and on page 38 of the prospectus that the Company is not at risk of failing step one of its goodwill impairment test.

29.	We note your disclosure that you test goodwill impairment at the consolidated level and that you have one single reporting unit. Please tell us and disclose how you reasonably determined that you have one reporting unit for goodwill impairment purposes in light of the six different geographic markets you serve in the U.S. and different operating locations as disclosed in “Our Business—Our Customers and the Markets We Serve.” Please note that a reporting unit is to be at the operating segment level or one level below for the purpose of goodwill impairment testing.

RESPONSE: In considering how to evaluate the Company’s goodwill, the Company applied the aggregation criteria from ASC 280-10-50 to aggregate the geographical components into one reporting unit. A reporting unit is an operating segment or one level below an operating segment referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, and none of its components is a reporting unit, or if it comprises only a single component.

Determining whether a component of an operating segment is a reporting unit is a matter of judgment based upon an entity’s individual facts and circumstances. The Financial Accounting Standards Board staff believes that the manner in which an entity manages its operations is key to determining the reporting units of an entity. The Company has discrete financial information for each of its geographical regions and each constitutes a component.

When analyzing whether to aggregate the above geographical components into one reporting unit the Company considers whether each geographical component has similar economic characteristics. The Company has evaluated the economic characteristics of its different geographic markets along with the similarity of the operations and margins, nature of the products, type of customer and methods of distribution of products and the regulatory environment in which the Company operates and concluded that the geographical components are one reporting unit.

The Company has revised page 38 of the prospectus to disclose that, in accordance with the aggregation criteria of ASC 280-10-50-11, the Company evaluates its goodwill on a consolidated basis using a discounted cash flow model, in which the key assumption is the projection of future earnings and cash flow.
Results of Operations, page 37

30.	Please expand your discussion under results of operations for all periods to:
•	Quantify each factor you cite as impacting your operations, including quantifying the effects due to sales volume versus those due to pricing. For example, you disclose the increase in net sales for the fiscal year ended December 24, 2010 was primarily due to the continued growth of demand for specialty food products in general, increased market share as a result of your focus on service and value-added services and the opening of a new distribution center, without quantifying the impact attributed to each component.

RESPONSE: The disclosure beginning on page 39 of the prospectus has been revised in accordance with the Staff’s comment.

•	Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion of the increase in net sales for the fiscal year ended December 24, 2010 does not explain why there was a continued growth of demand for specialty food products in general and whether this may continue in the future and the impact on future sales.

RESPONSE: The disclosure beginning on page 39 of the prospectus has been revised in accordance with the Staff’s comment.
Please note that these examples are not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.
Fiscal Year Ended December 24, 2010 Compared to Fiscal Year Ended December 25, 2009, page 38
Net Sales, page 38
31.	Please also disclose separately the dollar impact on your sales due to existing and new customers. Based on your disclosures in “—Overview,” it appears you are monitoring trends in sales derived from new and existing customers in evaluating your performance.

RESPONSE: The disclosure on page 40 of the prospectus has been revised in accordance with the Staff’s comment.
Gross Profit, page 38
32.	Please clarify how the mix of net sales changed and describe the factors for such change.

RESPONSE: The disclosure on pages 40 and 41 of the prospectus has been revised in accordance with the Staff’s comment.
Liquidity and Capital Resources, page 40
33.	Please disclose the available capacity of the revolving credit facility as of December 24, 2010. See Item 303(a)(1) of Regulation S-K.

RESPONSE: The disclosure on page 43 of the prospectus has been revised in accordance with the Staff’s comment.

34.	Refer to the last three paragraphs of this subsection. Please expand your cash flow from operating activities discussion to provide the substantive factors that significantly affected the operating cash flows, including the underlying reasons that lead to the changes in these factors.

RESPONSE: The disclosure on page 44 of the prospectus has been revised in accordance with the Staff’s comment.

35.	We note the statement in the sixth paragraph, second sentence that you will use proceeds from the offering to repay all of the principal and interest outstanding under your existing senior secured credit facilities. However, you disclose elsewhere in the prospectus, including “Use of Proceeds,” that you will use proceeds to repay some of the outstanding balance. Please reconcile.

RESPONSE: The disclosure throughout the prospectus has been revised in accordance with the Staff’s comment to reflect that the Company intends to use the net proceeds of the offering, together with borrowings under the Company’s new senior secured credit facilities, which the Company expects to enter into simultaneously with the consummation of the offering, to repay all of our loans outstanding under our existing senior secured credit facilities and to redeem or repurchase all of the Company’s outstanding senior subordinated notes due 2014.

36.	If you enter into your new senior secured credit facilities prior to the effectiveness of the registration statement, then please disclose in this section, or include a cross-reference to another section of the prospectus that discusses, the material terms of the new senior secured credit facilities.

RESPONSE: The Company plans to enter into the Commitment Letter with respect to its new senior secured credit facilities prior to the distribution of a preliminary prospectus with respect to this offering and intends to enter into definitive documentation for its new senior secured credit facilities simultaneously with the consummation of the offering. The disclosure has been revised on page 44 of the prospectus to include a cross-reference to the revised disclosure on page 83 of the prospectus in accordance with the Staff’s comment.

Quantitative and Qualitative Disclosures About Market Risk, page 43
37.	We note your disclosure of interest rate risk in connection with your indebtedness without any substantive quantitative and/or qualitative disclosures of the significance of this risk. Please provide the required disclosures pursuant to Item 305 of Regulation S-K.

RESPONSE: The disclosure on page 46 of the prospectus has been revised in accordance with the Staff’s comment.
Our Business, page 44
Our Operations and Distribution Centers, page 49
38.	Please file as exhibits to the registration statement the lease for each of your distribution centers or explain to us why you do not consider any such lease to be material. See Item 601(b)(10)(ii)(D) of Regulation S-K.

RESPONSE: The Company has filed with Amendment No. 1 as Exhibits 10.1 and 10.2 thereto the Company’s leases relating to its two distribution centers in New York City, New York. The Company does not believe any of its other lease agreements are material, in terms of financial obligations thereunder or in terms of significance to the Company, as contemplated by Item 601(b)(10)(ii)(D) of Regulation S-K. The Company believes there is suitable alternative warehouse space available for lease in each of the other four markets in which the Company presently leases facilities, without additional material cost, in the event any of these four leases is terminated. Moreover, the individual lease payments on a monthly basis are not material in amount to the Company.
Our Management, page 53
Executive Officers and Directors, page 53
39.	Please disclose the term of office for each director and executive officer. See Item 401(a)-(b) of Regulation S-K.

RESPONSE: The disclosure on page 56 of the prospectus has been revised in accordance with the Staff’s comment.
Corporate Governance Profile, page 55
Board Composition and Controlled Company Status, page 55
40.	We note the statement in the first paragraph, fifth sentence that Stephen Hanson will be appointed to your board of directors. Please provide the disclosure required by Item 401 of Regulation S-K with respect to Mr. Hanson. Please also file a consent by Mr. Hanson to being named in the registration statement. See Securities Act Rule 438.

RESPONSE: The disclosure on pages 56 and 57 of the prospectus has been revised in accordance with the Staff’s comment and Mr. Hanson’s consent to being named in the Registration Statement has been filed with Amendment No. 1 as Exhibit 23.4 thereto.

41.	Please disclose your basis for your conclusion that the controlled company exception is available to you. See Instruction 1 to Item 407(a) of Regulation S-K.

RESPONSE: The Company supplementally informs the Staff that the Company no longer intends to avail itself of the “controlled company” exemption offered by the NASDAQ Listing Rules. Accordingly, the Company has eliminated all references to the “controlled company” exemption in the Registration Statement.
Compensation Discussion and Analysis, page 58
Compensation Discussion and Analysis, page 58
Components of Fiscal 2010 Compensation for Our Named Executive Officers, page 59
Performance-Based, Annual Cash Incentive Compensation, page 59
42.	Please clarify whether the revenue and gross profit targets for Messrs. Clark and O’Dowd were the same as the $291 million revenue target and $75.6 million gross profit target for Mr. Wagner.

RESPONSE: The Company supplementally informs the Staff that the revenue and gross profit targets for Messrs. Clark and O’Dowd were the same as the $291.0 million revenue target and $75.6 million gross profit target for Mr. Wagner. The disclosure on page 63 of the prospectus has been revised in accordance with the Staff’s comment.

43.	Please add Christopher Pappas and John Pappas to the table on page 60 showing the target award and actual award paid to each named executive officer.

RESPONSE: The table on page 63 of the prospectus has been revised in accordance with the Staff’s comment.
Employment Agreements, Letter Agreements and Severance Benefits, page 61
44.	Please file as exhibits to the registration statement the employment agreements currently in effect and the amended and restated employment agreements to be entered into between you and each of Christopher Pappas and John Pappas. See Item 601 (b)(10)(iii)(A) of Regulation S-K.

RESPONSE: The employment agreements as amended and currently in effect between the Company and each of Christopher Pappas and John Pappas have been filed with Amendment No. 1 as Exhibits 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8 thereto. The Company will file the new employment agreements between the Company and each of Christopher Pappas and John Pappas, which will take effect immediately following the consummation of the offering, with a subsequent amendment to the Registration Statement.
Other Severance Benefits, page 62
45.	Please file as an exhibit to the registration statement the severance and release agreement between you and James Wagner. See Item 601(b)(10)(iii)(A) of Regulation S-K.

RESPONSE: The Company will file the severance and release agreement between the Company and James Wagner in a subsequent amendment to the Registration Statement.
Summary Compensation Table, page 63
46.	We note that you state in the table that Kenneth Clark received a salary of $242,500 in 2010. However, on page 59, you state that Kenneth Clark’s base salary for 2010 is $249,000. Please reconcile.

RESPONSE: The disclosure on pages 62 and 67 of the prospectus has been revised in accordance with the Staff’s comment. The Company supplementally informs the Staff that Mr. Clark’s annual base salary was $210,000 for the first two months of 2010. On March 1, 2010, Mr. Clark’s base salary was increased to $249,000. Mr. Clark received an average base salary of $242,500 in 2010.

47.	We note the statement in footnote (3) that Mr. Wagner’s base salary increased from $240,000 to $250,000 in connection with his promotion effective March 1, 2011 However, because the table discloses Mr. Wagner’s salary for 2010, please revise footnote (3) to disclose the increase in Mr. Wagner’s salary from $215,000 to $240,000 on August 1, 2010.

RESPONSE: The disclosure on page 67 of the prospectus has been revised in accordance with the Staff’s comment. The Company supplementally informs the Staff that Mr. Wagner’s base salary for the first seven months of 2010 was $218,500. Mr. Wagner’s base salary was increased to $240,000 effective as of August 1, 2010.
Outstanding Equity Awards at 2010 Fiscal Year End, page 64
48.	Please disclose by footnote the vesting dates of the Class C Units that have not vested. See Instruction 2 to Item 402(f)(2) of Regulation S-K. For further guidance, please consider Question 122.02 in our Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: The disclosure on page 68 of the prospectus has been revised in accordance with the Staff’s comment.

49.	Please disclose the market value of unvested units in this table and the value realized upon vesting of units in the units vested table. Please also disclose in the applicable footnote how you determined the value of the interests, including any underlying assumptions in conducting a valuation. Disclosure that the market value of such interests is not readily determinable is insufficient.

RESPONSE: The Company will revise the disclosure in accordance with the Staff’s comment in a subsequent amendment to the Registration Statement after the anticipated price range within which the Company intends to offer shares of its common stock in the offering has been determined.
2010 Director Compensation Table, page 68
50.	Please clarify by footnote, if correct, that Joseph M. Sharfenberger, Jr. and Stephen Murray are no longer serving as your directors.

RESPONSE: The disclosure on page 72 of the prospectus has been revised in accordance with the Staff’s comment to reflect that Messrs. Sharfenberger, Jr. and Murray are no longer directors.
Principal and Selling Stockholders, page 75
51.	Please explain to us why you have included units that are unvested, and would not vest within 60 days of the date of the prospectus, in determining the number of units beneficially owned by each of James Wagner and Kenneth Clark. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

RESPONSE: The Company inadvertently included units that are unvested and units that will not vest within 60 days of the date of the prospectus in determining the number of units owned by Kenneth Clark. The disclosure on page 79 of the prospectus has been revised in accordance with the Staff’s comment. The Company respectfully informs the Staff that all units owned by James Wagner have vested or will vest within 60 days of the date of the prospectus.

52.	Please disclose the number of shares of common stock beneficially owned and the percentage represented by such number, after the offering and the reorganization transaction, assuming both exercise by the underwriters of their overallotment option and no exercise by the underwriters of their overallotment option.

RESPONSE: This information is not currently known, but will be included in a subsequent amendment to the Registration Statement.

Certain Relationships and Related-Party Transactions, page 76
53.	We note the statement in the third paragraph that the disclosure in this section includes all related party transactions in which you were or will be a “party.” Item 404(a) of Regulation S-K requires disclosure of all related party transactions in which you were or will be a “participant.” Please revise the third paragraph and the disclosure in this section accordingly. See Section V.A.1 of Release No. 33-8732A (August 29, 2006).

RESPONSE: The disclosure on page 80 of the prospectus has been revised in accordance with the Staff’s comment.
Warehouse and Office Leases, page 76
54.	With respect to the leases between Dairyland USA Corporation and each of Chefs’ Warehouse Leasing Co., LLC and Candlewood Road Property, LLC, please disclose the aggregate amount of all periodic payments due on or after the beginning of fiscal 2011 through the end of each lease, including any required or optional payments due during or at the conclusion of each lease. See Item 404(a)(3) of Regulation S-K and Instruction 3.a to Item 404(a) of Regulation S-K.

RESPONSE: The disclosure on page 80 of the prospectus has been revised in accordance with the Staff’s comment.
Description of Capital Stock, page 77
Common Stock, page 77
55.	Please disclose the par value of your common stock. See Instruction 1.A to Item 202 of Regulation S-K.

RESPONSE: The disclosure on page 81 of the prospectus has been revised in accordance with the Staff’s comment.

56.	Counsel must opine on whether shares of your common stock offered by the prospectus will be fully paid and nonassessable. Accordingly, please revise the sixth sentence to disclose that such statement is the opinion of your counsel.

RESPONSE: The disclosure on page 81 of the prospectus has been revised in accordance with the Staff’s comment.
Preferred Stock, page 77
57.	Counsel must opine on whether your shares of your preferred stock will be fully paid and nonassessable at the time of issuance. Accordingly, please delete the first sentence in the second paragraph, as no shares of preferred stock are being offered by the prospectus.

RESPONSE: The disclosure on page 81 of the prospectus has been revised in accordance with the Staff’s comment.
Description of Our Indebtedness, page 79
58.	If you enter into your new senior secured credit facilities prior to the effectiveness of the registration statement, then please file as an exhibit to the registration statement the agreement governing the new senior secured credit facilities. If any portion of your existing senior secured credit facilities will remain outstanding after the consummation of the offering, then please file as an exhibit to the registration statement the agreement governing the existing senior secured credit facilities. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company intends to enter its new senior secured credit facilities simultaneously with the consummation of the offering and will file as an exhibit to the Registration Statement, or to a Form 8-K filed promptly following the consummation of the offering, the material agreements governing the new senior secured credit facilities. No portion of the Company’s existing senior secured credit facilities will remain outstanding after the consummation of the offering.
Shares Eligible for Future Sale, page 80
59.	Please disclose, as of the latest practicable date, the approximate number of holders of each class of your membership units. Please also disclose the approximate number of holders of your common stock after giving effect to the reorganization transaction. See Item 201(b)(1) of Regulation S-K.

RESPONSE: The disclosure on page 85 of the prospectus has been revised in accordance with the Staff’s comment.
Index to Financial Statements, page F-1
60.	Please update your financial statements to include the subsequent interim period financial statements. See Article 10 of Regulation S-X.

RESPONSE: The Company has updated the financial statements in accordance with the Staff’s comment.

61.	Please provide pro forma tax information on the face of the financial statements to give effect to the conversion of your company from a limited liability company to a corporation upon the consummation of the offering.

RESPONSE: Effective October 21, 2010, the Company converted its tax structure from a traditional LLC flow-through entity to a corporate tax paying entity. Accordingly, all deferred taxes have been provided for as of March 25, 2011 and December 24, 2010 and there will be no adjustments to the Company’s deferred tax assets as a result of the reorganization transaction described in the prospectus. The Company notes that the effective tax rate for the three months ended March 25, 2011 is 39%, which is in line with the effective tax rates the Company expects following consummation of the offering. This is in contrast to the effective tax rate of 14% for the fiscal year ended December 24, 2010, due to the recognition of certain deferred taxes as disclosed in the footnotes to the financial statements.
Note 1 — Operations and Basis of Presentation, page F-7
Description of Business and Basis of Presentation, page F-7
62.	You state that you operate in one reporting unit and therefore apparently one reportable segment. However, we note from your website you offer numerous different products. Please revise your footnotes to adhere to the product disclosure requirements of FASB ASC 280-10-50-40.

RESPONSE: The disclosure on page F-19 of the prospectus has been revised in accordance with the Staff’s comment.
Note 10 — Income Taxes, page F-16
63.	Refer to your disclosure on page F-18 where you disclose the increase in deferred tax assets also resulted in the recording of a large tax benefit. Please tell us and disclose the amount and nature of the tax benefit recorded, and what accounting literature you relied on to record such benefit.

RESPONSE: The large tax benefit that was recorded was to the increase in the deferred tax assets, which was primarily due to the establishment of a $2.8 million deferred tax asset for goodwill which was established for tax purposes when the Company issued its Class A units. There was approximately $7.4 million of unamortized goodwill related to the sale of the Class A units, the tax benefit of which reverted to the Company upon the redemption of the Class A units. This deferred tax asset will be deductible after October 22, 2010.

The Company’s deferred tax assets were previously not included as part of the provision calculation due to the pass-through treatment of this entity. Upon electing to be treated as a C corporation, the deferred tax asset was recorded to recognize existing temporary differences as projected to be reflected on the final partnership return.

ASC 740-10 (FAS 109.28) requires that the deferred tax effects of a change in tax status be included in income from continuing operations at the date the change in tax status occurs. When an entity changes its tax status and becomes subject to income taxes, deferred tax assets and liabilities should be recognized for existing temporary differences. Likewise, when a taxable enterprise ceases to be taxable, deferred tax assets and liabilities should be eliminated. In both cases, the resulting adjustment would be included in income tax expense for the period in which the change in status is effective.

Furthermore ASC 740-10 (FAS 109.28) states that an election for a voluntary change in tax status is recognized at the time the change is effective in accordance with the applicable tax laws, which is normally the date the approval for the change is granted by the taxing authorities, or the filing date, if approval is not necessary. The Company’s filing date was October 21, 2010, which is the date the Company recorded this benefit.

The Company has revised pages F-17 through F-19 of the prospectus to disclose the amount and nature of the tax benefit recorded.
Other Expenses of Issuance and Distribution, page II-1
64.	Please disclose in this item the portion of expenses that will be borne by the selling stockholders. See Item 511 of Regulation S-K.

RESPONSE: The amount is not currently known, but the Company will provide the requested disclosure in a subsequent amendment to the Registration Statement.
Recent Sales of Unregistered Securities, page II -2
65.	Please disclose the nature of the transaction and the nature and aggregate amount of consideration you received for your issuance of 2,508,332 Class C units to your executive officers and other employees. See Item 701(c) of Regulation S-K.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment on page II-2 of the prospectus.
Undertakings, page II -3
66.	Please add the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K. For further guidance, please consider Question 229.01 in our Securities Act Rules Compliance and Disclosure Interpretations.

RESPONSE: Item 512(a) of Regulation S-K applies to the registration of securities pursuant to Rule 415 under the Securities Act. The Company respectfully informs the Staff that the Company is not contemplating an offering of securities pursuant to Rule 415 under the Securities Act. Accordingly, the Company does not believe that the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K are required to be added to the Registration Statement.

If you have any questions, please feel free to contact the undersigned at (203) 894-1345 or our outside counsel, F. Mitchell Walker, Jr., by telephone at (615) 742-6275 or by e-mail at mwalker@bassberry.com or, in his absence, D. Scott Holley by telephone at (615) 742-7721 or by e-mail at sholley@bassberry.com. Thank you for your cooperation and prompt attention to this matter.
Sincerely,
/s/ Kenneth Clark
Kenneth Clark
Chief Financial Officer